Exhibit 15.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Modern Times Group MTG AB (publ)

We consent to the use of our report dated April 3, 2012, with respect to the consolidated statement of financial position of Modern Times Group MTG AB (publ) and subsidiaries as of December 31, 2011, 2010 and 2009, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2011, included herein and to the reference to our firm under Item 10.G,  “Statement by Experts” in this registration statement.

April 4, 2012
Stockholm, Sweden
KPMG AB

/s/ Cronie Wallquist
Cronie Wallquist
Partner